Exhibit 12

Electronic Data Systems Corporation
Computation of Ratio of Earnings to Fixed Charges (Unaudited)
(dollars in millions)

	Years Ended December 31,
	2001	2000	1999	1998	1997
Fixed charges:
Interest and related charges on debt and redeemable preferred stock dividends of subsidiaries	$247	$210	$150	$133	$190
Portion of rentals deemed to be interest	352	319	352	301	217

Total fixed charges	599	529	502	434	407

Earnings available for fixed charges:
Income before income taxes and cumulative effect of a change in accounting principle	2,199	1,800	658	1,134	1,142
Minority interest in consolidated subsidiaries and (income) losses of equity investees	(9)	(4)	(7)	(12)	(9)

Subtotal	2,190	1,796	651	1,122	1,133
Total fixed charges per above	599	529	502	434	407

Earnings available for fixed charges	$2,789	$2,325	$1,153	$1,556	$1,540

Ratio of earnings to fixed charges	4.7	4.4	2.3	3.6	3.8